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                                                                    EXHIBIT 1.32



June 27, 2000


Dr. James Levin
5 Shaw Road
Wellesley, MA 02481

Dear Jim:

On behalf of AltaRex US, Corp. (the "Company"), I am pleased to offer Dr. James Levin (the "Employee") the position of Vice President, Manufacturing & Development at AltaRex US, Corp. You will report to me in this capacity.

The terms of your offer are as follows (all amounts are in U.S. dollars):

Base Salary:               $185,000.00 per annum paid in 24 equal payments,
                           commencing July 24, 2000. You will be eligible for an increase on an annual basis, effective January 2001
                           (pro rata based on length of service in 2000), consistent with Company policy.

Bonus: $25,000.00 paid on December 30, 2000, assuming you are an employee in good standing at that time.

                           $10,000. 00 paid when a supply agreement (that meets the requirements of commercializing of OvaRex(TM) in 2002/03) is signed with Lonza Biologics or another third party satisfactory to the Company.

                           You will also be eligible for bonus participation on an annual basis if and as established by the Board of Directors, for other senior executives of the Company.

Common Stock:              You will be entitled to options to purchase 250,000
                           shares of common stock of the Company, pursuant to a stock option agreement to be executed by you and the Company, which will provide that the exercise price will be set at fair market value. These options will vest one-third annually over a 3 year period, will expire in ten years and can be exercised no later than 90 days after any termination of employment unless termination is for cause (in which case the options will terminate immediately). The Board of Directors has approved the stock option grant and pricing of the options will be based on the market price as of June 26, 2000.


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Corporate Benefits:        You are eligible for all of our employee benefits
                           offered to all other senior executives of the Company immediately, except as otherwise indicated. AltaRex US, Corp. will pay the premiums on your behalf for family health and dental coverage. A Life Insurance benefit of 1 times annual salary and Long Term Disability coverage are provided through the Company. An additional Life Insurance benefit of $25,000 is provided through Guardian as part of the U.S. benefit package. You will be eligible, after an initial 3 month period, for participation in the Company's 401K plan that matches up to a maximum of 3% of the employee's salary as a Company contribution.

Vacation:                  We will provide an annual paid vacation of four (4)
                           weeks accruing at 1.67 days per month. (Note: your currently planned vacations this summer and Thanksgiving are acknowledged and acceptable to the Company as scheduled.)

Agreements:                As a condition of employment, you will be required to
                           sign a Non-Competition, Non-Solicitation and
                           Non-Disclosure Agreement.

Severance Compensation:    You understand that your employment with the Company
                           is at will which means you or the Company may end the employee relationship with or without notice, In the event that your employment is terminated by the Company for any reason other than just cause, the Company shall in exchange for a release of claims from you, which you may have against it as documented to the satisfaction of the Company, provide the salary continuation for one year. Just cause for termination shall be deemed to exist upon (a) good faith finding by the Company of your failure to follow reasonable and lawful directions of senior officers of the Company, dishonesty, gross negligence or willful misconduct, or (b) conviction or the entry of a pleading of guilty or nolo contenders, to any crime involving moral turpitude or any felony.

                           Should the Company fail to secure a commitment for additional financing by September 30, 2000, or except as extended as mutually agreed by the employee and the Company, you may at your sole and absolute discretion, terminate your employment with the Company and you will receive salary continuation as outlined in the preceding paragraph.

Other: The Company acknowledges that Dr. Levin is a Board Certified Veterinarian and has continuing education obligations to maintain his active status as a licensed veterinarian and as an ACLAM diplomats. Consequently, the Company will endeavor to allow Dr. Levin to participate in meetings and activities,



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                           which fulfill these obligations and will support his
                           participation in meetings and activities as reasonable business activities and expenses (subject to Company policy for expense reimbursement), subject to the requirements of the Company's business.



This offer letter and your acceptance thereof fully constitute the entire agreement of your new appointment. All other terms and conditions of employment not mentioned herein shall be consistent with AltaRex's corporate policies with respect to senior executives of the Company.

We look forward to your joining the growing and dynamic team at AltaRex. Please sign and return a copy of this agreement to my office as soon as possible.

Sincerely,

/s/ Peter C. Gonze

Peter C. Gonze
Senior Vice President, Operations


Acknowledged and Accepted this 27th day of June, 2000.

/s/ James Levin

James Levin